CONFIDENTIAL TREATMENT REQUESTED BY SYSCO CORPORATION FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. SECTION 200.83 (“RULE 83”)

April 19, 2018

Via EDGAR

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0404

Re:	Sysco Corporation Form 10-K for the fiscal year ended July 1, 2017 Filed August 30, 2017 File No. 001-06544

Dear Ms. Thompson:

This letter sets forth the responses of Sysco Corporation (the “Company” or “Sysco”) to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated March 19, 2018 with respect to the Company’s Form 10-K, filed August 30, 2017 (“Form 10-K”).

Please understand that the Company is dedicated to its compliance with disclosure requirements and continually strives to enhance the level, clarity and transparency of its disclosures in its filings. Sysco appreciates your review and your comments and views them as additional tools in achieving these goals. The Company’s responses to your comments are listed below. For your convenience, comments contained in your March 19, 2018 letter are reprinted in bold italics below.

Form 10-K for the Fiscal Year Ended July 1, 2017

Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 21. Business Segment Information, page 104

1.	We note your disclosure that the Brakes Group acquisition, combined with a change in how the chief operating decision maker assesses performance and allocates resources, resulted in a change in Sysco’s segment reporting in the first quarter of fiscal 2017. We also note your disclosure on page 50 that you have determined you have 15 operating segments. In order to help us understand how you identified your operating segments, please address the following points:

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

April 19, 2018

CONFIDENTIAL TREATMENT REQUESTED BY SYSCO CORPORATION FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. SECTION 200.83 (“RULE 83”)

•	Tell us the title and describe the role of the CODM and each of the individuals who report directly to the CODM.

•	Identify and describe the role of each of your segment managers.

•	Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

•	Tell us who is held accountable for the operating segments that contain your European operations and the title and role of the person this individual or individuals report to in the organization.

•	Describe the information regularly provided to the CODM and how frequently it is prepared.

•	Describe the information regularly provided to the Board of Directors and how frequently it is prepared.

Company Response

In connection with preparing this response and our evaluation of the guidance in ASC 280, we determined that our operating segments are as follows:

•	U.S. Foodservice Operations

•	Supplies on the Fly

•	International Foodservice Operations – Americas

•	International Foodservice Operations – Europe

•	SYGMA

•	Guest Supply

•	Sysco Labs

We have historically defined our operating segments consistent with the lowest level of discrete financial information provided to the Chief Operating Decision Maker (“CODM”), as well as the organizational structure directly reporting to the CODM. Throughout the years, the organizational and reporting structure of the Company has evolved; however, the level at which discrete financial information has been provided to the CODM has not changed. We have refreshed our operating segment evaluation based on the characteristics as outlined in ASC 280-10-50-1, and the Company believes that its operating segments as of July 1, 2017 were defined at a level below that at which our CODM assesses and allocates resources. Although we have updated our evaluation of operating segments, our reportable segments, as disclosed in our fiscal 2017 Annual Report on Form 10-K, remain the same. We will modify our disclosure in our next appropriate filing to reflect this change from 15 operating segments to 7 operating segments. Our refreshed evaluation of our operating segments is included below.

As of the date of the filing of the Form 10-K, and through the end of calendar 2017, the Company had identified its Chief Executive Officer (“CEO”) and President and Chief Operating Officer (“COO”) collectively as the CODM. Effective January 1, 2018, our previous CEO retired and our President and COO was appointed as our successor CEO. Our CEO is currently the CODM.

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

April 19, 2018

CONFIDENTIAL TREATMENT REQUESTED BY SYSCO CORPORATION FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. SECTION 200.83 (“RULE 83”)

Our CODM’s primary role is to allocate resources to, and assess the operating results of, the operating segments of the Company. The key decisions of our CODM include the allocation of capital expenditures, approving the budget and forecast and determining segment managements’ compensation criteria. Each of those decisions is made at the level of the operating segments described above. The CODM is not responsible for these decisions or any other resource allocation decisions for the components within any operating segment, as this is the primary function of the segment managers.

The individuals who report to our CODM are provided in Appendix A, including our segment managers. The following table identifies the CODM’s segment managers and the operations for which they are responsible (organized by reportable segment):

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

April 19, 2018

CONFIDENTIAL TREATMENT REQUESTED BY SYSCO CORPORATION FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. SECTION 200.83 (“RULE 83”)

Each segment manager is directly responsible for maintaining direct communication with the CODM to discuss operating activities, financial results, forecasts and plans for the operating segments for which he or she is responsible. If a segment manager is responsible for the results of multiple operations, the segment manager communicates and is held accountable for the combined results of those operations. Segment managers’ performance is measured and based on the combined financial performance of their respective operations. For example, the Senior Vice President – Foodservice Operations – U.S. is compensated based on the combined operating results of U.S. Broadline, FreshPoint, U.S. Meat and European Imports.

Rule 83 Confidential Treatment Request by Sysco Corporation; Request 01

Within International Foodservice Operations, there are currently two segment managers or direct reports to the CODM. One segment manager is responsible for our European operations, which are substantially comprised of the recently acquired Brakes Group, and the other is responsible for the remaining international operations including our broadline operations in Canada, Bahamas and Latin America. Both are accountable to the CODM for their respective geographic areas (International Foodservice Operations – Americas and International Foodservice Operations – Europe). [***]1

Our CODM meets with his direct reports twice a month. These meetings are general staff meetings that are used to discuss initiatives and general updates pertaining to the Company as a whole. He meets individually with certain of his direct reports generally on a bi-weekly basis, including the segment managers. Topics discussed in these bi-weekly meetings include items such as business performance trends, status of initiative implementations and people-related updates. The CODM meets with all of his direct reports monthly in a meeting referred to as the Monthly Operating Results Meeting (“MORM”). The CODM uses a periodic financial reporting package, referred to as the “MORM financial package,” to provide insight into financial results and planning, which is organized for purposes of making operating decisions, resource allocation decisions and assessing performance. Attendees of the MORM are provided in Appendix B, and include segment managers.

The MORM financial package provides financial information for the Company’s operating segments and follows the general reporting pattern of our reportable segments. This financial information includes key metrics (e.g. sales, gross margin, operating income, return on invested capital and earnings per share). Information is presented net of intercompany and intersegment transactions, which is consistent with the information reflected for segment reporting in the Company’s Forms 10-K/Q. Additional non-financial data is included in the MORM financial package, such as case growth, cost per case and headcount, as

[1]	*** Sysco Corporation requests that the bracketed information contained in this Request Number 01 be treated as confidential information pursuant to Rule 83 and that the Commission provide timely notice to Gerald Clanton, Associate General Counsel, Securities, Governance & Corporate Finance, 1390 Enclave Parkway, Houston, TX 77077-2099, (281) 584-1390, before it permits any disclosure of the information.

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

April 19, 2018

CONFIDENTIAL TREATMENT REQUESTED BY SYSCO CORPORATION FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. SECTION 200.83 (“RULE 83”)

well as financial information for components of our operating segments. Segment managers use these details to monitor performance of their operating segments. Our MORM financial package has been designed to meet the needs of the CODM, but also to address the reporting needs of our segment managers, providing one comprehensive document for both the CODM and segment managers to assist them in fulfilling their respective roles and executing their strategic initiatives. Although financial information for components of our operating segments is included in the MORM financial package, this financial information is not consistent with the level at which the CODM makes decisions on the allocation of resources. For example, capital allocation decisions by the CODM occur at the operating segment level and the segment manager for U.S. Foodservice Operations determines capital allocation decisions within the operating segment utilizing a governance framework of a capital committee. Our U.S. Foodservice Operations segment manager makes allocation decisions based on the optimal proximity of our Broadline, FreshPoint and Meat facilities within each local geography. In some cases, these have been located in one central campus within a city.

Rule 83 Confidential Treatment Request by Sysco Corporation; Request 022

In addition to the MORM financial package, the CODM receives a monthly forecasted income statement organized in a manner consistent with the MORM financial package described above. This forecast includes sales, gross profit, operating expenses and operating income for the fiscal year, as compared to our annual budget. The CODM also receives weekly income statement reporting, with a high level summary of our U.S. Broadline sales, gross profit, operating expenses and operating income. Our U.S. Broadline business comprises over [***]% of our total sales and an even higher percentage of total operating income. It is the only component where reporting is provided to the CODM on a weekly basis. This data is not used by the CODM for managing operations; rather, it provides a view of the trends of the total Company performance since these operations are the largest component of our business.

The Company’s Board of Directors (the “Board”) receives financial information quarterly, which is reviewed in regularly scheduled Board meetings. This primarily focuses on the income statement of Sysco on a consolidated basis, as well as certain balance sheet and cash flow statement amounts. The main portion of the presentation includes a summary of sales and operating income presented in a manner consistent with the MORM financial package. To keep the Board informed in between Board meetings, monthly financial information is also provided in a concise, electronic letter that summarizes the key financial results for the preceding month. This letter includes income statement information for sales, gross profit, operating expenses and

[2]	*** Sysco Corporation requests that the bracketed information contained in this Request Number 02 be treated as confidential information pursuant to Rule 83 and that the Commission provide timely notice to Gerald Clanton, Associate General Counsel, Securities, Governance & Corporate Finance, 1390 Enclave Parkway, Houston, TX 77077-2099, (281) 584-1390, before it permits any disclosure of the information.

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

April 19, 2018

CONFIDENTIAL TREATMENT REQUESTED BY SYSCO CORPORATION FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. SECTION 200.83 (“RULE 83”)

operating income of consolidated Sysco and of our reportable segments, U.S. Foodservice Operations, International Foodservice Operations, SYGMA and Other. This is consistent with the reportable segment format in the materials used in the quarterly Board meetings. No operating segment information is provided within the monthly financial information provided to the Board.

2.	Please explain to us how you have aggregated your 15 operating segments into your three reportable segments plus the “other” category appearing in your segment footnote. Additionally, for any operating segments aggregated in your US Foodservice Operations or International Foodservice Operations reportable segments, please compare and contrast the aggregated operating segments relative to the areas listed in ASC 280-10-50-11a to e. Regarding any differences among such aggregated operating segments, please tell us why you determined that disaggregation was not warranted.

Company Response

As discussed in the Company’s response to comment 1, we believe we have 7 operating segments. The following table demonstrates the composition of Sysco’s operating segments as disclosed in our Fiscal 2017 Annual Report on Form 10-K as 15 operating segments, as compared to 7 operating segments. Also included are each operating segment’s sales as a percentage of total Sysco sales.

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

April 19, 2018

CONFIDENTIAL TREATMENT REQUESTED BY SYSCO CORPORATION FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. SECTION 200.83 (“RULE 83”)

Rule 83 Confidential Treatment Request by Sysco Corporation; Request 033

% of Total Sysco
	15 Operating Segments	7 Operating Segments
U.S. Broadline	[***]%
U.S. Meat	[***]%
FreshPoint	[***]%
European Imports	[***]%

U.S. Foodservice Operations		67.9%
Supplies on the Fly	[***]%	[***]%
Canada	[***]%
Bahamas	[***]%
Costa Rica	[***]%
Mexico	[***]%
Panama	[***]%
International Food Group	[***]%

International Americas		[***]%
Europe	[***]%	[***]%
SYGMA	11.2%	11.2%
Guest Supply	[***]%	[***]%
Sysco Labs	[***]%	[***]%

	100.0%	100.0%

We will modify our disclosure in our next appropriate filing to reflect our conclusion that we have 7 operating segments. Our response to the above comment will focus on the aggregation criteria as outlined in ASC 280-10-50-11 (for economic similarities using quantitative aggregation criteria) and ASC 280-50-11a to e (for qualitative aggregation criteria) for these 7 operating segments.

ASC 280 specifically mentions that segments with similar economic characteristics would have similar long-term average gross margins. If the CODM uses a different measure of profit or loss to assess performance and allocate resources to each operating segment, that measure of profit or loss should also be considered when assessing whether operating segments possess similar economic characteristics. In assessing whether long-term average gross margins (or the appropriate measure of operating performance used by the CODM to assess performance and allocate resources) of operating segments are sufficiently similar, companies should look to past and present performance as indicators that segments are expected to have the same future prospects. If operating segments do not currently have similar gross margins and sales trends, but are expected to again have similar long-term average gross margins and sales trends, it may be appropriate to aggregate the two operating segments (provided all other criteria are met).

[3]	*** Sysco Corporation requests that the bracketed information contained in this Request Number 03 be treated as confidential information pursuant to Rule 83 and that the Commission provide timely notice to Gerald Clanton, Associate General Counsel, Securities, Governance & Corporate Finance, 1390 Enclave Parkway, Houston, TX 77077-2099, (281) 584-1390, before it permits any disclosure of the information.

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

April 19, 2018

CONFIDENTIAL TREATMENT REQUESTED BY SYSCO CORPORATION FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. SECTION 200.83 (“RULE 83”)

The CODM believes that operating margin is a more relevant measure to assess performance, as it reflects the true performance of the segment and most closely aligns with the generation of cash. Gross margin only takes into consideration the cost of goods sold, while operating income considers not only the cost of goods, but also the costs to warehouse and deliver those goods, which are significant and relevant costs when evaluating a distribution business. While a segment’s operating income may be impacted in the short-term by increases or decreases in gross profits, expenses, or a combination thereof, over the long-term each business segment is expected to increase its operating income at a greater pace than sales growth. This is consistent with our long-term goal of leveraging earnings growth at a greater rate than sales growth.

In the quantitative analysis presented below, we have provided measures of gross margin and operating margin to demonstrate the similarities (or lack thereof) between these measures.

Set forth below is a detailed discussion for each of our reportable segments and related conclusions.

U.S. Foodservice Operations:

Rule 83 Confidential Treatment Request by Sysco Corporation; Request 044

As noted in the table above, Supplies on the Fly represents less than [***]% of total Sysco sales and, as a result, has been determined to be de minimis. This operating segment is not economically similar to the U.S. Foodservice Operations operating segment with which it is aggregated and thus does not meet the criteria in ASC 280 to be aggregated. We have included this operating segment within our U.S. Foodservice Operations reportable segment, which is consistent with our internal reporting and the manner in which the CODM views the U.S. market. Further, this entity primarily serves as an internal vendor of supplies and equipment to the other businesses within U.S. Foodservice Operations. We believe the aggregation of this operating segment to be more useful to the reader when included with U.S. Foodservice Operations.

International Foodservice Operations:

The following table includes the operating segments within International Foodservice Operations, with the relative sales stated as a percentage of total Sysco and the total reportable segment for our fiscal 2017:

[4]	*** Sysco Corporation requests that the bracketed information contained in this Request Number 04 be treated as confidential information pursuant to Rule 83 and that the Commission provide timely notice to Gerald Clanton, Associate General Counsel, Securities, Governance & Corporate Finance, 1390 Enclave Parkway, Houston, TX 77077-2099, (281) 584-1390, before it permits any disclosure of the information.

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

April 19, 2018

CONFIDENTIAL TREATMENT REQUESTED BY SYSCO CORPORATION FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. SECTION 200.83 (“RULE 83”)

Rule 83 Confidential Treatment Request by Sysco Corporation; Request 055

Sales
	% of International Foodservice Operations	% of Total Sysco
International Foodservice Operations -Europe	[***]%	[***]%
International Foodservice Operations – Americas	[***]%	[***]%

International Foodservice Operations	100.0%	19.2%

Based on the qualitative and quantitative analysis described below, Sysco determined that the International Foodservice Operations – Americas and the International Foodservice Operations – Europe operating segments met the aggregation criteria for being reported as one reportable segment, as described further below.

Quantitative Assessment

Rule 83 Confidential Treatment Request by Sysco Corporation; Request 066

Our International Foodservice Operations – Americas and International Foodservice Operations – Europe operating results for fiscal 2017 were as follows:

	Operating Margin	Gross Margin
International Foodservice Operations – Europe(1)	[***]%	[***]%
International Foodservice Operations – Americas	[***]%	[***]%

[5]	*** Sysco Corporation requests that the bracketed information contained in this Request Number 05 be treated as confidential information pursuant to Rule 83 and that the Commission provide timely notice to Gerald Clanton, Associate General Counsel, Securities, Governance & Corporate Finance, 1390 Enclave Parkway, Houston, TX 77077-2099, (281) 584-1390, before it permits any disclosure of the information.
[6]	*** Sysco Corporation requests that the bracketed information contained in this Request Number 06 be treated as confidential information pursuant to Rule 83 and that the Commission provide timely notice to Gerald Clanton, Associate General Counsel, Securities, Governance & Corporate Finance, 1390 Enclave Parkway, Houston, TX 77077-2099, (281) 584-1390, before it permits any disclosure of the information.

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

April 19, 2018

CONFIDENTIAL TREATMENT REQUESTED BY SYSCO CORPORATION FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. SECTION 200.83 (“RULE 83”)

(1)	In the table above for Operating Margin, Europe excludes intangible amortization resulting from the Company’s purchase of the Brakes Group, as well as restructuring costs incurred, which is consistent with the presentation of the amounts within the MORM financial package. The Company believes that adjusting for these costs aids in the comparison of operating margin and is consistent with how the Company reviews the results of this operating segment.

Rule 83 Confidential Treatment Request by Sysco Corporation; Request 077

The CODM primarily focuses on operating margin as the relevant measure for purposes of making operating decisions at the operating segment level, including resource allocation and performance assessment.

As illustrated in the tables above, we believe that operating margin, the metric viewed by the CODM to be most relevant, demonstrates that these operating segments are economically similar. Further, operating margin of these two operating segments is anticipated to grow at a fairly similar rate in the future, through gross profit and operating expense initiatives in both geographies. [***] These efforts are actively underway, and the Company believes that operating margin will continue to increase in a manner that is similar to the increases in operating margin for International Foodservice Operations – Americas.

Qualitative Assessment

Nature of Products and Services – Both the International – Americas and European operating segments primarily include our broadline operations, which distribute products that include: a full line of frozen foods, such as meats, seafood, fully prepared entrées, fruits, vegetables and desserts; a full line of canned and dry foods; fresh meats and seafood; dairy products; beverage products; imported specialties; and fresh produce. They also supply a wide variety of non-food items, including paper products such as disposable napkins, plates and cups; tableware such as china and silverware; cookware such as pots, pans and utensils; restaurant and kitchen equipment and supplies; and cleaning supplies.

Nature of Production Processes – Sysco’s business does not involve significant production activities.

Customer Type for Products/Services – These operations primarily serve similar customer bases, such as restaurants, hotels, schools, healthcare institutions and other customers where food is prepared away from home. All customers served by these operations provide foodservice products to the customer bases noted above, and methods to market to these customers are similar.

[7]	*** Sysco Corporation requests that the bracketed information contained in this Request Number 07 be treated as confidential information pursuant to Rule 83 and that the Commission provide timely notice to Gerald Clanton, Associate General Counsel, Securities, Governance & Corporate Finance, 1390 Enclave Parkway, Houston, TX 77077-2099, (281) 584-1390, before it permits any disclosure of the information.

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

April 19, 2018

CONFIDENTIAL TREATMENT REQUESTED BY SYSCO CORPORATION FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. SECTION 200.83 (“RULE 83”)

Methods of Distribution – Sysco markets its products primarily through marketing associates that are principally used with local customers, receives orders through call centers, has on-line portals for customers to enter their orders and distributes the goods to the customer primarily through delivery. The same primary model is generally used for the operations within this reportable segment, where orders are taken during the day and generally distributed the next morning or within a scheduled timeframe. Our company that distributes to international customers exports products using third party ocean freight.

Regulatory Environment – Due to the nature of the business, Sysco is subject to various types of regulations (i.e., transportation, food safety, anti-corruption, etc.). The regulatory bodies vary among all countries across the international operating segments; however, they are consistent in the types of regulations imposed.

For the International Foodservice Operations reportable segment, all significant operating segments have regulations relating to Anti-Corruption, Safety and the Environment. Sysco strives to manage safety and product quality similarly in all locations, which in some cases may go beyond the regulatory requirements in a given country.

SYGMA:

The SYGMA operating segment is not aggregated with any other operating segments and is disclosed as a separate reportable segment. SYGMA operates within the U.S.

Other Reportable Category:

Consistent with the Company’s management structure and monthly reporting to the CODM, the Guest Supply and Sysco Labs operating segments are managed and reviewed individually on a standalone basis, but do not individually meet the criteria to be considered a reportable segment. These two operations are included in the Other Reportable Category.

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

April 19, 2018

CONFIDENTIAL TREATMENT REQUESTED BY SYSCO CORPORATION FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. SECTION 200.83 (“RULE 83”)

If any member of the Staff has any questions or additional comments, please contact our Securities Counsel, B. Joseph Alley, Jr. of Arnall Golden Gregory LLP at (404) 873-8688.

Very truly yours,

/s/ Joel T. Grade
Joel T. Grade Executive Vice President and Chief Financial Officer

cc:	Lisa Sellars, Staff Accountant B. Joseph Alley, Jr., Arnall Golden Gregory LLP William R. Strait, Ernst & Young Russell Libby, Sysco Corporation Anita Zielinski, Sysco Corporation

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

April 19, 2018

CONFIDENTIAL TREATMENT REQUESTED BY SYSCO CORPORATION FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. SECTION 200.83 (“RULE 83”)

Appendix A – Direct Reports to our CODM

•	Executive Vice President and Chief Financial Officer (“CFO”)

•	Executive Vice President – Human Resources

•	Executive Vice President – Supply Chain

•	Executive Vice President – Administration and Corporate Secretary

•	Executive Vice President – Chief Technology Officer

•	Senior Vice President – Sales & Marketing

•	Senior Vice President – Merchandising

•	Senior Vice President – Foodservice Operations – U.S.(1)

•	Senior Vice President – International Foodservice Operations – Americas(1)

•	Senior Vice President – International Foodservice Operations – Europe(1)

•	Senior Vice President – Sysco Labs & Customer Experience(1)

•	President and CEO – SYGMA(1)

•	President and CEO – Guest Supply(1)

•	President, Supplies on the Fly(1) – primarily an internal supplier to U.S. Broadline

(1) Represents a segment manager that reports to the CODM

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

April 19, 2018

CONFIDENTIAL TREATMENT REQUESTED BY SYSCO CORPORATION FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. SECTION 200.83 (“RULE 83”)

Appendix B – MORM Attendees

•	CEO of Sysco

•	CFO of Sysco

•	Executive Vice President – Administration and Corporate Secretary

•	Executive Vice President – Chief Technology Officer

•	Executive Vice President – Supply Chain

•	Executive Vice President – Human Resources

•	Senior Vice President – Sysco Labs & Customer Experience(1)

•	Senior Vice President – Sales & Marketing

•	Senior Vice President – Merchandising

•	Senior Vice President and Chief Accounting Officer of Sysco

•	Vice President, Human Resources Foodservice Operations

•	Vice President, Sales Development & Support

•	Vice President – Shared Services

•	Vice President, Financial Planning & Analysis

•	Vice President – Investor Relations & Communications

•	Senior Vice President – Foodservice Operations – U.S. (1)

•	CFO – U.S. Foodservice Operations

•	Senior Vice President – International Foodservice Operations – Americas(1)

•	CFO – International Americas

•	Senior Vice President – International Foodservice Operations – Europe(1)

•	Group CFO – Europe

•	President and CEO – SYGMA(1)

•	President and CEO – Guest Supply(1)

(1) Represents a segment manager that reports to the CODM